EXHIBIT 12(a)(3) COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES For Year Ended December 31, 1997 (Dollar Amounts in Thousands)

Earnings:
Net Income
   Fixed Charges (see below)
   Income Taxes

   Total Earnings

Fixed Charges:
   Interest on long-term debt
   Other interest
   Estimated interest component of rentals

   Total fixed charges

Ratio of Earnings to Fixed Charges

The Potomac Edison Company $95,755 51,925 47,374 $195,054 $47,659 2,164 2,102 $51,925 3.76